UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                   _____________________________

                           SCHEDULE 13D
                          (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                             13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 9)*

                       United Water Resources Inc.
       -----------------------------------------------------
                         (Name of issuer)

                    Common Stock, no par value
       -----------------------------------------------------
                  (Title of class of securities)

                            0009131901
       -----------------------------------------------------
                          (CUSIP Number)

                          Joseph V. Boyle
                 Lyonnaise American Holding, Inc.
                    2000 First State Boulevard
                  Wilmington, Delaware 19804-0508

                          with a copy to:
                 Piper Marbury Rudnick & Wolfe LLP
                    1251 Avenue of the Americas
                   New York, New York 10020-1104
                Attention: Garry P. McCormack, Esq.
                           212-835-6210
           ---------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)

                           July 27, 2000
       -----------------------------------------------------
      (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0009131901             13D                      Page  2  of 6 Pages

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lyonnaise American Holding, Inc.
     IRS Identification No. 36-3140269
----------------------------------------------------------------------------
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       40,971,323.1534

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        -0-
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         40,971,323.1534
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  -0-
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      40,971,323.1534
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC; CO
----------------------------------------------------------------------------
              SEE INSTRUCTIONS BEFORE FILLING OUT*

CUSIP No.  0009131901             13D                     Page  3  of 6 Pages

----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Suez Lyonnaise des Eaux
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) |_|
            (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC; BK
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     France
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF       40,971,323.1534

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        -0-
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON         40,971,323.1534
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                  -0-
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      40,971,323.1534
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      100%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      HC; CO
----------------------------------------------------------------------------
              SEE INSTRUCTIONS BEFORE FILLING OUT*

     This Amendment No. 9, dated July 27, 1999, amends and supplements the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 30, 1990, as amended and supplemented by Amendments No. 1, 2, 3, 4, 5, 6, 7 and 8 by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH"), and Suez Lyonnaise des Eaux (formerly Lyonnaise des
Eaux), a French societe anonyme ("Lyonnaise"), and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the common stock, no par value (the "Common Stock"), of United Water Resources Inc., a New Jersey corporation (the "Issuer"). This Amendment No. 9 reflects the consummation of the transaction previously disclosed, pursuant to which the undersigned have acquired ownership of all of the outstanding shares of the Issuer. Accordingly, this Amendment No. 9 constitutes the Final Amendment to the Schedule 13D.

      Unless otherwise defined herein, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.


      The following amendment to Item 3 of the Schedule 13D is hereby made.

      ITEM 3.  SOURCE OF FUNDS.

      Item  3  of  the   Schedule   13D  is  hereby   amended   and
supplemented by deleting the final paragraph thereof and adding the following:

      Funding for the Merger was provided from Lyonnaise internal resources and existing bank facilities, the proceeds of which were provided to LAH.


      The following amendment to Item 4 of the Schedule 13D is hereby made.

      ITEM 4.  PURPOSE OF TRANSACTION.

      Item  4  of  the   Schedule   13D  is  hereby   amended   and
supplemented by adding the following:


      On July 27, 2000, the Issuer, LAH, Lyonnaise and LAH Acquisition Co. (the "Merger Subsidiary") consummated the transactions contemplated by the Agreement and Plan of Merger dated as of August 20, 1999 (the "Merger Agreement"), including filing a Certificate of Merger with the Secretary of State of New Jersey in accordance with which the Merger Subsidiary merged with and into the Issuer. Upon consummation of the Merger, (i) each share of the Common Stock not held in the treasury of the Company or owned, directly or indirectly, by the Issuer, LAH, Lyonnaise or any of their respective wholly-owned subsidiaries (and all associated rights under the Issuer's Rights Plan) were automatically converted into the right to receive $35.00 in cash, and (ii) each share of 5% Series A Convertible Preference Stock of the Issuer not held in the treasury of the Company or owned, directly or indirectly, by the Issuer, LAH, Lyonnaise or any of their respective wholly-owned subsidiaries was canceled and converted into the right to receive $35.00 in cash multiplied by the number of shares of Common Stock into which such share of Preference Stock was convertible immediately prior to the effective time of the Merger. In addition, the Issuer declared, effective as of and subject to the effectiveness of the Merger, and LAH funded (i) a special dividend equal to 30 cents per share of Common Stock and (ii) a stub period dividend equal to a pro rata share of the Issuer's regular quarterly dividend accrued from the prior dividend record date of May 15, 2000, through the date on which the Merger occurred.

      As a result of the merger and the transactions consummated in connection therewith, the Issuer has become a wholly-owned subsidiary of LAH. Accordingly, the listing of the Common Stock on the New York Stock Exchange and the registration of the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended, are being terminated. Promptly after consummation of the Merger, LAH and Lyonnaise replaced the existing board of directors of the Issuer with new directors selected by LAH, including some of the prior directors of the Issuer.

      Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: July 27, 2000

                                  LYONNAISE AMERICAN HOLDING, INC.

                                  By:     /s/ Joseph V. Boyle
                                  Name:   Joseph V. Boyle
                                  Title:  Vice President - Finance

                                  SUEZ LYONNAISE DES EAUX

                                  By:     /s/ Jean Michel Brault
                                  Name:   Jean Michel Brault
                                  Title:  Vice President